UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: June 12, 2006

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X            Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated June 12, 2006.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2006	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY PLANS TO CREATE A MASTER LIMITED PARTNERSHIP
FOR ITS OFFSHORE BUSINESS

Nassau, The Bahamas, June 12, 2006 — Teekay Shipping Corporation (Teekay) (NYSE: TK) today announced that its Board of Directors has approved a plan to create a new publicly-traded master limited partnership called Teekay Offshore Partners L.P. that will focus on providing marine solutions to the growing offshore energy sector.

Teekay expects that the partnership will be comprised of assets that generate stable, long-term cash flows. It is anticipated that the partnership will initially acquire an interest in Teekay’s existing shuttle tanker and floating storage & offtake (FSO) businesses, and certain other assets. In addition, it is expected that the partnership will participate in Teekay’s future investments in the floating production storage & offloading (FPSO) business. Following the initial public offering, Teekay will own the partnership’s general partner and a majority of the partnership’s units.

“We have been evaluating strategic initiatives for our offshore services business particularly at a time when offshore oil exploration and production is expected to grow significantly,” said Bjorn Moller, Teekay’s President and Chief Executive Officer. “The creation of Teekay Offshore Partners is part of Teekay’s strategy to accelerate its growth in the offshore energy sector and create additional value for Teekay’s shareholders.”

Teekay expects to file with the U.S. Securities and Exchange Commission a registration statement for the initial public offering of the common units of Teekay Offshore Partners L.P. during the second half of 2006. The securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil and has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of 140 tankers, offices in 17 countries and 5,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Forward-looking Statements

Statements in this press release that are not historical facts are forward-looking statements, including statements about: the proposed offering, the effects thereof and the timing of filing a registration statement relating to the offering. Factors that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating these statements include: changes affecting the offshore tanker market; conditions in the United States capital markets, particularly those affecting valuations of master limited partnerships; and the need for the SEC to declare effective a registration statement relating to the offering. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

For Investor Relations enquiries contact:
Scott Gayton
Tel: + 1 (604) 844-6654

For Media enquiries contact:
Jennifer Horner
Tel: + 1 (604) 844-6631

Web site: www.teekay.com